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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐	Merger
☒	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Small Cap Growth Portfolio (the “Portfolio”)
3.	Securities and Exchange Commission File No.: 811-07269
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 125 Broad Street, New York, NY 10004
6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Michelle R. Cirillo ((617) 951-8029) or Lea Anne Copenhefer ((617) 951-8515), each at Bingham McCutchen LLP, 150 Federal Street, Boston, MA 02110.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

*Legg Mason Partners Fund Advisor, LLC

300 First Stamford Place

Stamford, CT 06902

Attn: Rosemary D. Emmens

(203) 703-7027

*Explanatory Note: Citi Fund Management Inc. was the manager of the Portfolio at the time of its liquidation. As of August 1, 2006, Citi Fund Management Inc. transferred its rights and obligations under various investment advisory contracts to Legg Mason Partners Fund Advisor, LLC.

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated.

The information set forth below reflects the name and address of each entity that served as an investment adviser to the Portfolio during the five year period ended as of the date of the liquidation.

Citi Fund Management Inc.

300 First Stamford Place

Stamford, CT 06902

Citibank, N.A.

153 East 53rd Street

New York, New York 10043

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The information set forth below reflects the name and address of each principal underwriter of the Portfolio during the five year period ended as of the date of the liquidation.

Citigroup Global Markets Inc. (f/k/a Salomon Smith Barney Inc.)

388 Greenwich Street

New York, NY 10013

CFBDS, Inc.

c/o Signature Financial Group, Inc.

21 Milk Street, 5th Floor

Boston, Massachusetts 02109

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es): N/A
(b)	Trustee’s name(s) and address(es): N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place: October 29, 2001

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain. The holders of interest in the Portfolio had elected to redeem their interests in the Portfolio as of the liquidation date. The Declaration of Trust pertaining to the Portfolio permitted the trustees to redeem such interests without a vote of the holders of interest.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: November 1, 2001

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

All of the holders of interest in the Portfolio were affiliates of the Portfolio. The holders of interest in the Portfolio who received distributions in connection with the liquidation of the Portfolio were Smith Barney Small Cap Growth Opportunities Fund, an investment company registered under the Investment Company Act of 1940, as amended, and Citi U.S. Small Cap Growth Opportunities Fund, Ltd.

17.	Closed-end funds only:

Has the fund issued senior securities? N/A

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the funds shareholders?
☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐ Yes	☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.

(a)           List the expenses incurred in connection with the Merger or Liquidation: The expenses incurred in connection with the liquidation of the Portfolio are not readily ascertainable as of the date of the filing of this Form N-8F.

(i)	Legal expenses:
(ii)	Accounting expenses:
(iii)	Other expenses (list and identify separately):
(iv)	Total expenses (sum of lines (i)-(iii) above):
(b)	How were those expenses allocated? Please see the response to Question 22(a).
(c)	Who paid those expenses? If any transaction expenses were incurred in connection with the redemption in kind, such expenses would have been born by the holders of beneficial interest.
(d)	How did the fund pay for unamortized expenses (if any? Any unamortized expense would have been born by Citigroup Inc. or its affiliates. Please see the response to Question 22(a).
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: N/A
(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Small Cap Growth Portfolio, a series of The Premium Portfolios, (ii) he is the Assistant Secretary of The Premium Portfolios, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Thomas C. Mandia

Thomas C. Mandia